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                                                                    EXHIBIT 99.1


[COMMERCIAL                             5255 Yonge Street, Suite 1010
 CONSOLIDATORS                          Toronto, Ontario CANADA M2N 6P4
 CORP. LOGO]                            Tel: (416) 512-8299  Fax: (416) 512-8229
                                        www.commercialconsolidator.com

================================================================================
FOR IMMEDIATE RELEASE (#XXXXX)                                Cusip  #:20162E101

      THE AMERICAN STOCK EXCHANGE GRANTS AN EXCEPTION TO ITS MINIMUM PRICE
        REQUIREMENT AND APPROVES COMMERCIAL CONSOLIDATORS CORP.'S LISTING

TORONTO - DECEMBER 3, 2001 - COMMERCIAL CONSOLIDATORS CORP. (CCZ: "CDNX"), a diversified international distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central), is pleased to announce that the American Stock Exchange ("AMEX"), pursuant to an exception granted by the Committee on Securities, has approved the listing of the company's common shares on AMEX. The Committee determined that, pursuant to Section 101 of the AMEX Company Guide, the company substantially complied with the applicable listing eligibility guidelines notwithstanding the fact that it does not fully meet the minimum price guideline of $3.00 per share. Trading of Commercial Consolidators' common shares on AMEX under the trading symbol "ZCC" will commence on Tuesday, December 4, 2001.

Commercial Consolidators' specialist will be the firm of Spear, Leeds & Kellogg, a wholly-owned subsidiary of Goldman Sachs.

"We are extremely pleased that our common shares have been approved for listing on AMEX," stated Commercial Consolidators Corp.'s Chief Executive Officer,
Mr. Guy Jarvis. "We believe that the listing on AMEX will facilitate our access to the United States capital markets and will compliment the current trading of our common shares on the Canadian Venture Exchange and the Frankfurt Stock Exchange. The AMEX listing represents an exciting step in Commercial Consolidators' continued growth, and we look forward to a strong relationship with the American Stock Exchange and its member firms."

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company has pursued, and will continue to pursue, the following primary objectives:

o Focus on converging communication delivery devices, including televisions, computers, wireless, internet and systems solutions;

o Facilitate new distribution channels by leveraging existing supply chain relationships from Commercial Consolidators' expanding revenue base throughout the Americas;

o Provide turnkey solutions to target customers through the selective and opportunistic expansion of complimentary product and service offerings;

o        Focus on higher margin products;

o        Source and research accretive converging technologies acquisitions; and

o Maintain the highest standards of customer service and order fulfillment.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

                       ON BEHALF OF THE BOARD OF DIRECTORS
                                  "Guy Jarvis"
                       GUY JARVIS, Chief Executive Officer

             THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR
                  DISAPPROVED THE INFORMATION CONTAINED HEREIN



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